

March 30, 2017

<u>Via E-Mail</u>
Karen Mintz
Frederic Dorwart, Lawyers
Old City Hall
124 East Fourth Street
Tulsa, OK 74103

> **Re: Senomyx, Inc.**
> **PRRN14A filed March 27, 2017**
> **Press Release dated March 6, 2017 (not filed)**
> **File No. 0-50791**

Dear Ms. Mintz:

The Office of Mergers and Acquisitions has the following additional comments on the filing and press release listed above:

<u>Press Release dated March 6, 2017</u>

1. We are unable to locate a filing for this press release. In addition, it does not contain the legend and participant information required under Rule 14a-12(a)(1), nor was the participant information included with a prior or contemporaneous other filing. Therefore, tell us what exemption from the proxy rules you relied on to engage in soliciting activities without filing a proxy statement or a written communication, in compliance with Rule 14a-12.

<u>PRRN14A filed March 27, 2017 - General</u>

2. If all or a majority of your nominees are elected to the board of Senomyx, a change in control of the company will occur. Note that this could trigger change in control payments under the Company's agreements with corporate insiders, as well as under existing contracts or material agreements, such as with lenders. Discuss the consequences for Senomyx.

<u>Revocation of Proxies, page 17</u>

3. Revise to clarify that any later-dated proxy (not just a subsequently-dated gold proxy card) will revoke all prior proxies.

Proposal No. 1: Election of Directors – David W. Pointer, page 10

4. Provide the information required by Item 401(e)(1) of Regulation S-K for the full five years mandated by this Item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions